SEC Conflict Minerals Report - Exhibit 1.01
Avid Technology, Inc. Conflict Minerals Report
For The Year Ended December 31, 2014
Introduction
Avid Technology, Inc. ("Avid," also referred to as the “Company,” “we,” “us,” or “our”) is a leading provider of digital media content-creation products and solutions for audio, film, video, and broadcast professionals, as well as artists and creative enthusiasts. Some of the products that Avid manufactures include conflict minerals that are necessary to such products’ functionality, and Avid has thus reviewed information regarding the sourcing of such minerals.

This Conflict Minerals Report (the “Conflict Minerals Report” or “Report”) of Avid, pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Exchange Act”), covers the period January 1, 2014 to December 31, 2014. The following terms used in this Report have the meanings given to such terms in Item 1.01 of Form SD: (i) conflict minerals, (ii) adjoining country, (iii) conflict minerals from recycled or scrap sources, and (iv) nationally or internationally recognized due diligence framework.

Third-party products that Avid sells but that it does not manufacture or contract to manufacture are outside the scope of this Report.

Management Systems
Avid has established a management system for its review of the sourcing of conflict minerals used in its products. As a part of this system, Avid established a conflicts mineral team comprised of senior leaders to support supply chain due diligence and the implementation and monitoring of the conflict minerals program. As part of the management system, we conduct a reasonable country of origin inquiry and due diligence procedures described below.

We have grievance mechanisms whereby employees and suppliers can report violations of Avid's policies, including our third party hotline. Information about these mechanisms are available in our Code of Conduct which is posted on the investor relations section of our website.

Reasonable Country of Origin Inquiry
As a part of its review, Avid conducted a reasonable country of origin inquiry (RCOI), including contacting 866 suppliers and/or original manufacturers supplying parts and materials for products manufactured by Avid. Avid’s RCOI process was designed to include all parts and materials necessary to the functionality or production of a product manufactured or contracted to be manufactured by Avid in 2014.

The affected suppliers and original manufacturers were contacted, provided with Avid ’s conflicts minerals policy, and requested to provide conflict minerals data requested in the industry standard CFSI Conflict Minerals Reporting Template. Avid contacted suppliers who did not respond or who provided information which Avid deemed inadequate, in many cases multiple times, and provided them with instructions regarding Avid’s requirements

After reviewing the information provided by the responding suppliers, Avid determined that 253 smelters processed, or may have processed, conflict minerals contained in Avid’s products in 2014. However, because Avid did not receive data from all suppliers, Avid may not have identified all such smelters or all smelters in Avid’s supply chain.

Of these smelters, 33 were identified either as smelters that source conflict minerals from the DRC or adjoining countries or as smelters that Avid has reason to believe may source conflict minerals from the DRC or adjoining countries and are not conflict minerals from recycled or scrap sources. This assessment was based on information provided by Avid’s suppliers, the 253 smelters that Avid and its representatives contacted directly and other public information available, including (i) responses regarding sourcing risk in specific countries provided by smelters not yet recognized by the CFSP (ii) the UN Group of Experts on the DRC; (iii) publications by Global Witness, Enough Project, Southern Africa Resource Watch, and Radio Okapi, as well as (iv) other information generally available to the public.

Conflict Minerals Policy
Our policy is publicly available on our website at: http://ir.avid.com/documents.cfm

Design of Due Diligence
In accordance with SEC rules, Avid is required to exercise due diligence on the conflict minerals’ source and chain of custody, in accordance with a nationally or internationally recognized due diligence framework. Avid designed its due diligence to conform in all material respects to the framework described in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition (“OECD Guidance”), including the related supplements for gold and for tantalum, tin, and tungsten. We are a “downstream company” within the meaning of the OECD Guidance, and, therefore, have designed our due diligence in a manner consistent with the guidance specifically applicable to downstream companies in the OECD Guidance.

Due Diligence Results - Smelters
As noted above, 33 smelters were identified in Avid’s RCOI either as smelters that source conflict minerals from the DRC or adjoining countries or as smelters that Avid has reason to believe may source conflict minerals from the DRC or adjoining countries (and are not conflict minerals from recycled or scrap sources). Based on its due diligence, Avid determined that all of these smelters have received a “conflict free” designation through the CFSP, based on an independent third part audit according to industry approved audit protocols, and are listed on the CFSP’s website as “compliant” with the CFSP assessment protocols.

Facility and Mine Information
Smelters used by Avid’s suppliers that have been identified to or we have reason to believe may source from the DRC or adjoining countries have been identified to source from the DRC, Rwanda, and Tanzania. Information regarding the mines from which minerals processed at these smelters were sourced is not publicly available and was not disclosed by these smelters. Accordingly, we are not able to identify with certainty which of the conflict minerals processed at these smelters originated in which countries.

Reporting
Avid has filed this Conflict Minerals Report for 2014 with the SEC. We have also made this report available on our website at http://ir.avid.com/sec.cfm.

Steps to be taken to mitigate risk
We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could finance or benefit armed groups in the DRC or adjoining countries:

•	Include a conflict minerals flow-down clause in new or renewed supplier contracts.

•
Continue to drive our suppliers to obtain current, accurate, and complete information about their smelters and refiners of conflict minerals, and providing education regarding Avid’s conflict minerals requirements.

•	Continue to engage directly (or indirectly through suppliers) smelters sourcing from the DRC or adjoining countries to become conflict free certified by the Conflict Free Smelter Program.

Cautionary Factors
The statements above are based on the RCOI process and Avid’s due diligence. These statements are based on the infrastructure and information available at the time the diligence process was conducted. Avid’s due diligence process has not been audited by an independent third party auditor. A number of factors could affect the disclosure reflected in this report, and cause such disclosure to be inaccurate or outdated.

These factors include, but are not limited to, gaps in supplier and smelter data, including as a result of suppliers not providing us with the information requested, errors or omissions in the information provided by suppliers and smelters, gaps in supplier education and knowledge, timeliness of data, public information not discovered based on a reasonable search, errors in public data, language and translation barriers, supplier and smelter unfamiliarity with applicable protocols and procedures , oversights or errors in conflict free smelter audits, DRC sourced materials being declared secondary materials, companies going out of business, merging or otherwise restructuring in 2014, certification programs not being equally advanced or applied for all industry segments and metals, and smuggling of DRC conflict minerals to countries beyond the covered countries.